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SEC FILE NUMBER

8 - 53673

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03015462

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 31 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hunting Party Securities, Ltd.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Washington Boulevard
(No. and Street)

Stamford	Connecticut	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Browne — (212) 485-1540
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Kevin Browne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunting Party Securities, Ltd., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DESIGNATED PRINCIPAL

Title

Notary Public

DAVID P. FIGUEROA
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTING PARTY SECURITIES, LTD.
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

HUNTING PARTY SECURITIES, LTD.
(A Development Stage Company)

CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3-5

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Hunting Party Securities, Ltd.

We have audited the accompanying statement of financial condition of Hunting Party Securities, Ltd. as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hunting Party Securities, Ltd. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. The Company has incurred losses since inception, has not generated revenues from operations and will need additional working capital to fund its operations during its development stages. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also discussed in Note 2. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 20, 2003

HUNTING PARTY SECURITIES, LTD.
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash	$	21,436
Other assets		62,282
	$	83,718
LIABILITIES AND STOCKHOLDER'S EQUITY		
Commitment and contingencies		
Common stock, $.01 par value, authorized 10,000 shares, issued and outstanding 1 share	$	-
Additional paid-in capital		94,455
Deficit accumulated during development stage		(10,737)
Total stockholder's equity	$	83,718

See accompanying notes to financial statements.

1. Nature of operations

Hunting Party Securities, Ltd. (A Development Stage Company) (the "Company"), was organized under the laws of the State of Delaware as a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company plans to engage primarily in private placements in listed Australian securities. The Company is a wholly-owned subsidiary of the Hunting Party Ltd. (the "Parent").

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company will clear its securities transactions on a fully disclosed basis through its clearing broker.

The Company prior to January 1, 2002 had not incurred any expenses.

2. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred losses since inception of approximately $10,700, has not generated revenues from operations and will need additional working capital to fund its operations during its development stage. The Company is in the process of negotiating with potential customers to increase its revenue base and enable the Company to attain profitable operations. Continuation of the Company as a going concern is dependent on its ability to obtain customers and commence profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Summary of significant accounting policies

Development Stage

The Company is in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7 "Accounting and Reporting for Development Stage Enterprises". To date, the Company has not generated revenues and has devoted its efforts to various start-up activities.

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the investment banking agreements.

Income Taxes

The Company files a consolidated income tax return with its parent. The income tax provision, including deferred income taxes (see Note 6), is determined as though the Company files stand-alone tax returns.

The Company complies with SFAS No. 109 "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

3. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Net capital requirement

The Company, as a member of the NASD, will be subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the initial year of operations and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2002, the Company's net capital was approximately $21,000, which was approximately $16,000 in excess of its minimum requirement of $5,000.

5. Related party transactions

In May 2002, the Company entered into an Administrative Services Agreement (the "Agreement") with its Parent. The Agreement requires the parent to provide all services required by the Company to operate its business, including but not limited to, personnel, office facilities and services, office equipment and technology for the amount of $500 per month. The Agreement expires May 1, 2007 and shall renew automatically for additional five-year periods unless terminated by either party. As of December 31, 2002, $4,000 has been charged to the Company under this agreement.

Included in other assets is approximately $57,000 due from its parent, which is non-interest bearing and due on demand.

6. Income taxes

At December 31, 2002, the Company has a federal net operating loss carryforward ("NOL") of approximately $10,000 for income tax purposes, expiring in 2022. The NOL creates a cumulative deferred tax asset of approximately $4,000. The Company also recorded a valuation allowance for the same amount due to the uncertainty of realizing the future tax benefit.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Off-balance sheet risk

Pursuant to a tentative clearance agreement, the Company will introduce all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are to be carried on the books of the clearing broker. In accordance with the clearance agreement the Company will indemnify the clearing broker for losses if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker will monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities will involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.